



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



05059901

June 30, 2005

Adam Newton
Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/30/2005

Re: The Procter & Gamble Company
Incoming letter dated May 4, 2005

Dear Mr. Newton:

This is in response to your letter dated May 4, 2005 concerning the shareholder proposal submitted to Procter & Gamble by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

80424

RECEIVED

2005 MAY -6 AM 10: 14

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Adam Newton
Legal Division
Counsel

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

VIA FEDERAL EXPRESS

May 4, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The Procter & Gamble Company / Proposal Submitted by John J. Crapo

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal from John Jennings Crapo in a handwritten submission dated March 11, 2005 (the "March Proposal"), received to the Secretary's Office on March 17. Mr. Crapo requested inclusion of the proposal in the Company's Proxy Statement for its 2005 Annual Meeting of shareholders. Because this submission exceeded 500 words, the Company timely requested that Mr. Crapo submit a revised proposal that complied with the requirements of Rule 14a-8. Mr. Crapo submitted a revised statement dated April 2, 2005 (the "Revised Statement"). This submission, including its additional exhibits, also exceeds 500 words.

The Company intends to omit the Revised Statement as well as the March Proposal under Rule 14a-8(f)(1) on the ground that the proponent has not complied with the word of paragraph (d) and under Rule 14a-8(i)(3) as being inherently vague and indefinite. To the extent the proposal can be read to present a definite recommendation, the recommended action either requests a violation of state law contrary to Rule 14a-8(i)(2) or has been substantially implemented under Rule 14a-8(i)(10), depending on the interpretation. However, neither the Company nor its shareholders should be compelled to struggle with varying interpretations of a submission that not "clearly presented." For these reasons, the Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits the March Proposal and the Revised Statement.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the March Proposal and the Revised Statement by Mr. Crapo, this letter, and our correspondence with the proponent concerning his proposal. The Company is simultaneously providing a copy of this submission to Mr. Crapo.

1. Failure to comply with Rule 14a-8(d)

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to comply with the eligibility or procedural requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(d) states that "the proposal, including any accompanying statement, may not exceed 500 words." The Staff has explained that "any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement" for purposes of this word limit. Please see Staff Legal Bulletin No. 14 §C(2)(a) ("SLB 14") (July 13, 2001) (stating that any "title" or "heading" that meets this test may be counted towards the 500 word limit).

A. The March Proposal exceeds 500 words

Mr. Crapo's handwritten March Proposal contains numerous crossed-out deletions and edits, as well as two exhibits. Please see Exhibit A. This proposal well exceeds 500 words.

Accordingly, within 14 days of receipt of the proposal, the Company notified Mr. Crapo of this deficiency by letter dated March 23, 2005. Please see Exhibit B. This letter noted that the proponent's proposal and statement consisted of more than 500 words and invited Mr. Crapo to submit a revised submission that complied with the required limit. The Company's letter clearly explained:

- ✓ the requirement of Rule 14a-8(d) that a proposal, together with any supporting statement, not exceed 500 words; and
- ✓ the requirement that a conforming response had to be postmarked or submitted electronically within 14 days of receipt of the Company's notice.

Consistent with SLB 14, the Company enclosed a copy of Rule 14a-8 in its March notice.

B. The Revised Statement exceeds 500 words

Mr. Crapo responded to this notice with a handwritten submission dated April 2, 2005, in which he makes reference to "my revised supporting statement." Please see Exhibit C. The Company views this Revised Statement also as excludable under Rule 14a-8(d).

Though the proponent appears to have reduced the narrative portion of his statement, he has added several exhibits that cause the submission to exceed 500 words. The Company asserts that the text of such supplementary materials should be included when counting the words of the proposal and statement. To permit a proponent to circumvent the 500 word limit by appending exhibits is to undermine the requirement of Rule 14a-8(d). It should not be the responsibility of the registrant to determine which exhibits form an integral part of the proposal and should be considered as part of the word total and which exhibits are superfluous. It can be safely presumed that a proponent who appends supplementary materials to a submission intends these items to be considered by the registrant and by shareholders, absent express instructions to the contrary.

A similar issue was presented in Aetna Life and Casualty Co. (Jan. 18, 1995), in which the proponent revised his supporting statement to reduce the narrative to fewer than 500 words but also included a series of tables and a graph. The company asserted that words and numbers contained in any tables and graphs included with the narrative should also count towards the 500 word limit. The Staff agreed, concluding that the proposal was excludable because the proposal and supporting statement—including the tables and graph—together violated the word limitation.

Here, the narrative statement and the text in the exhibits to Mr. Crapo's Revised Statement exceed 500 words. As in Aetna Life, words appearing in the supplementary material submitted by proponent should count towards the limit imposed by Rule 14a-8(d). If exhibits were excepted from this rule, proposals—and proxy statements—would quickly become packed with lengthy "supplementary" materials that nonetheless contained arguments in support of a proposal. This is contrary to the policy of having a word limitation for shareholder proposals and statements. See Exchange Release No. 12999, 1976 SEC LEXIS 326, at *15 (Nov. 22, 1976) (explaining how lengthy proposals "tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents."). This is also contrary to the direction of SLB 14, which explains that "any statements that are, in effect, arguments in support of the proposal" count towards the 500 word limitation. Assigning words to an "exhibit" should not serve to shield them from inclusion under Rule 14a-8(d).

C. **The proposal and supporting statement do not comply with the procedural requirements**

The March Proposal exceeds 500 words. The Revised Statement, with the exhibits supplied by Mr. Crapo, also exceeds 500 words. The proponent is a seasoned shareholder, experienced with the procedural requirements of Rule 14a-8(d). See, e.g., Bank of America Corp. (Jan. 27, 2005) (concurring that Mr. Crapo's proposal may be excluded because it exceeded 500 words); The Procter & Gamble Co. (Aug. 10, 2004) (concurring that one of Mr. Crapo's proposals may be excluded for exceeding 500 words). Following our notice of March 23, 2005, Mr. Crapo had an opportunity to revise the statement. That is all that is required by Rule 14a-8. See, e.g., Amgen, Inc. (Jan. 12, 2004) (proponent was given the opportunity to reduce the length of a submission to 500 words but failed to do so, resulting in exclusion of the proposal) (reconsideration request denied, Feb. 10, 2005); Northrop Grumman Corp. (Mar. 17, 2000) (same). Despite notice and an opportunity to cure, the proposal does not comply with the 500 word limit required by Rule 14a-8(d).

Accordingly, since the proponent failed to reduce the length of the proposal and supporting statement within 14 days as provided in Rule 14a-8(d), the Company respectfully requests that you concur in its view that, in accordance with Rule 14a-8(j), it may properly exclude the March Proposal and the subsequent Revised Statement in its Proxy Materials for the 2005 Annual Meeting.

2. Violation of proxy rules according to Rule 14a-8(i)(3)

The March Proposal, along with the Revised Statement, also violates the proxy rules, furnishing an independent basis for exclusion under Rule 14a-8(i)(3). As recently explained in Staff Legal Bulletin 14B ("SLB 14B") (September 15, 2004), exclusion of a proposal may be warranted when:

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result ....

Rule 14a-8(i)(3) permits exclusion of a proposal if it or its supporting statement violate the Commission's proxy rules and regulations. Rule 14a-5(a), for example, requires that information in a proxy statement be "clearly presented.".

The March Proposal, together with the Revised Statement, is vague and indefinite within the meaning of SLB 14B. The March Proposal, as best can be determined, states:

> My shareholder proposal. We recommend the merger of Procter & Gamble ("P&G") with Gillette Company be rescinded no later than the 13th day ~~Chicago Illinois~~ Massachusetts time / at 5 PM. We ask our directors "~~carry out this our request~~" Upon adjournment said stockholder meeting."

The supporting statement then explains that Mr. Crapo is homeless, how he had difficulty working an elevator on the subway system, that he describes himself as "paranoid schizophrenic", how he uses Metamucil and P&G toothpaste, and how the "World Almanac and Books of Facts Calendar Year 2005 fails to admit Gillette manufactures shaving cream and that the Hon. Mstr. Bush was re-elected USA President in December 2004 it may be somewhere in it but I can't find that Mstr Bush won the popular vote for 2004 for President USA."

Mr. Crapo makes an oblique reference to the merger once more: "I understand many may face reduction in force ('RIF') because of merger and wouldn't it be better for Massachusetts correct how it treats people before the merger results in the hardship of laying people off when those too must then rely on public service and the beneficiaries of donors who're shareholders when they are unemployed because of said RIF')." The discussion then concludes with the proponent wondering "if the Honorably well know former Administrator of the Hon USA Department of Veterans (Administration) now the USA Dept of Veterans Affairs- later a US Senator (from state of Georgia) would be knocked down if he came in to the shelter and if he identified the perpetrator as a 'white' person whether he'd be accused of being a racist. I'm the Kirstein Business Branch of the Boston Public Library as my Writers place but I can't find the men's latrine. The Kirstein gift was from invested funds by a Mstr Kirstein. I need to urinate!!!"

Mr. Crapo's Revised Statement is similarly difficult to follow. In it, the proponent states: "The introduction and presentation of my shareholder proposal will provide shareholder and [unreadable] meeting in assembled meeting in annual meeting of shareholders a better understanding of the thinking of the ~~shareholders~~ Honorable Directors of Procter & Gamble Company 12:10 Folks walk by noisily repeatedly." From there, the statement discusses the proponent's medical troubles, how he was robbed, his experience in the "latrine," and the Holocaust. Exhibits appended to the submission include photocopies of the outer envelope of our March 23 letter; a notice of appeal dated March 24, 2005, from the United States Tax Court addressed to Mr. Crapo, together with a photocopy of its outer envelope; docket entries from the United States Tax Court; and various items that Mr. Crapo claims he found, including a U.S. postal service loading slip and a registry of motor vehicles for the Commonwealth of Massachusetts made out to "Lynnfield Leasing Co., Inc."

The Revised Statement, like the March Proposal, fails to "clearly present" any basis for shareholder action. Only "detailed and extensive editing" throughout the submission could bring this proposal into compliance with the proxy rules, which renders it excludable. See SLB 14 §E(1) ("Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.").

The Company was not required to provide notice or an opportunity for Mr. Crapo to revise his proposal to comply with Rule 14a-8(i)(3). See, e.g., Sensar Corp. (July 17, 2001) ("Specifically, there appears to be some basis for Sensar's view that it may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Sensar was not required to notify you of this problem before submitting its no-action request because rule 14a-8(i)(3) does not contain one of the eligibility or procedural requirements covered by rule 14a-8(f)(1).)" Moreover, as an active shareholder, the proponent should be familiar with the proxy rules and the requirements of Rule 14a-8(i)(3). See, e.g., The Procter & Gamble Company (Oct. 25, 2002) (excluding as vague and indefinite the proposal by Mr. Crapo that the Company create a fund for victims of retaliation, intimidation, and troubles).

If this submission presents any "recommendation or requirement that the company and/or its board of directors take action" as defined at Rule 14a-8(a), it appears that the proponent objects to the merger between The Procter & Gamble Company and The Gillette Company. However, it is unclear why, when, or how the Company should comply with Mr. Crapo's proposal that the merger with The Gillette Company—which is the subject of a binding merger agreement, shareholder action by both companies, and a variety of global regulatory approvals—"be rescinded." The Company would be unable to determine with any reasonable certainty how to carry out the proposal if adopted.

The Revised Statement and the March Proposal violate the Commission's proxy rules and regulations as being fundamentally vague and indefinite. They warrant exclusion under Rule 14a-8(i)(3).

3. Violation of law according to Rule 14a-8(i)(2)

On January 27, 2005, the Company entered into a Merger Agreement with Aquarium Acquisition Corp., a direct wholly-owned subsidiary of the Company, and The Gillette Company (the "Merger Agreement"). Please see the Merger Agreement appended as Annex A to the Company's Registration Statement on Form S-4 (File No. 333-123309), initially filed on March 14, 2005, containing a preliminary joint proxy statement/prospectus, and Amendment No. 1 to the preliminary joint proxy statement/prospectus, filed on April 22, 2005.*

The Merger Agreement has been approved by the boards of directors of both companies and, subject to the terms and conditions set forth therein, is an enforceable agreement. Article 7 of the Merger Agreement sets forth provisions for termination of the transaction, including breach, mutual written

* The Merger Agreement is also available as Exhibit 2.1 to the Form 8-K filed on January 28, 2005.

consent, and failure to achieve certain closing conditions. Assuming all closing conditions have been satisfied or mutually waived and all shareholder and regulatory approvals have been obtained according to the required terms and timing, there is no provision in the document for unilateral, unexcused rescission of the Merger Agreement by either party. Yet that is precisely what Mr. Crapo's proposal asks of the Company. He cites no contractual basis for termination, nor any set of facts that would excuse nonperformance.

Accordingly, this proposal is excludable under Rule 14a-8(i)(2) as a violation of state contract law because it recommends that the Company breach the Merger Agreement. Without proper grounds in the contract or a basis in law, the Company cannot unilaterally fail to perform its obligation to complete the transaction.

This contract is governed by the law of Delaware. See § 8.06 of the Merger Agreement. As the Supreme Court of Delaware has explained:

> In order to survive a motion to dismiss for failure to state a breach of contract claim, the plaintiff must demonstrate: first, the existence of the contract, whether express or implied; second, the breach of an obligation imposed by that contract; and third, the resultant damage to the plaintiff.

VLIW Tech. LLC v. Hewlett-Packard Co., 840 A.2d 606, 612 (Del. 2003) (footnote and citation omitted). See also H-M Wexford v. Encorp, Inc., 832 A.2d 129, 140 (Del. Ch. Ct. 2003) ("Under Delaware law, the elements of a breach of contract claim are: 1) a contractual obligation; 2) a breach of that obligation by the defendant; and 3) a resulting damage to the plaintiff.") (footnote and citation omitted). Here, the Merger Agreement clearly constitutes a contract. Failure by the Company to perform by attempting unilaterally to rescind the contract constitutes a breach. Such an unjustified breach would surely cause harm to the other party, which has devoted significant resources and expense in anticipation of the proposed transaction.

A proposal requiring the Company unilaterally to reject the Merger Agreement in the absence of contractual grounds for termination or legal excuse—as none is cited by Mr. Crapo—constitutes breach of contract. To the extent this conclusion is a matter of law, this paragraph constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii). Though the undersigned is admitted to practice in Ohio and not Delaware, this conclusion is widely supported in authoritative treatises addressing general contract law. See, e.g., RESTATEMENT 2D OF CONTRACTS, § 235 ("When performance of a duty under a contract is due any non-performance is a breach.")

The Staff has consistently concluded that companies may exclude shareholder proposals if the proposal would cause the company to breach existing contractual obligations.

> When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

See SLB 14 §G. See also Hudson United Bancorp (Mar. 2, 2005) (permitting exclusion of a proposal requesting the registrant to "rescind all contracts and severance/termination agreements without compensation" on the grounds that implementing the proposal would violate state law). As with any contract, the Merger Agreement is an enforceable legal document whose breach would expose the Company to damages.

A similar improper recommendation was presented to Whitman Corporation, recommending that the registrant unilaterally rescind its merger agreement with PepsiCo, Inc. Whitman Corporation (Feb. 15, 2000). The registrant sought to exclude the proposal under Rule 14a-8(i)(2), among other grounds, explaining:

> The provisions of the merger agreement between the Company and Pepsico, Inc. (the "Merger Agreement") referred to in the Proposal do not allow the Company to rescind unilaterally the Merger Agreement. This Proposal to rescind unilaterally the Merger Agreement, if implemented, would thus require the Company to breach the terms of the Merger Agreement. Clearly, a breach of a valid contract would violate applicable Delaware state law.

Id. at *5 (citation omitted). The Staff agreed that this proposal was excludable because it would cause the registrant to breach an existing contract.

Mr. Crapo's proposal presents precisely the same improper request under Delaware state law. It requests that the Company unilaterally rescind the Merger Agreement without legal cause or contractual basis for termination. The defect in this proposal cannot be cured by revising it to apply only prospectively, as Mr. Crapo specifically limits his request for rescission to the existing, valid contract signed with The Gillette Company on January 27, 2005. Implementing this proposal would cause the Company to breach the terms of the Merger Agreement. Accordingly, the Company should be allowed to exclude the March Proposal, and the Revised Statement, in their entirety under Rule 14a-8(i)(2).

4. Substantially implemented within the meaning of Rule 14a-8(i)(10)

It is difficult to read Mr. Crapo's submission as presenting a clear, definite basis for Company action. It is equally difficult to understand how any action the proponent recommends is consistent with the Company's legal obligations under the Merger Agreement.

However, the Staff may choose to read Mr. Crapo's submission broadly as a recommendation that shareholders be permitted to review the appropriateness of the proposed merger. Even this strained interpretation, however, cannot support a viable proposal. If Mr. Crapo intends to call for shareholder consideration of the proposed merger, his proposal surely has been "substantially implemented" within the meaning of Rule 14a-8(i)(10).

Among other closing conditions, the proposed merger cannot be completed unless the shareholders of The Procter & Gamble Company adopt the Merger Agreement and approve the issuance of common stock as part of the merger. See § 6.01(a) of the Merger Agreement. Mr. Crapo's proposal to reconsider this transaction—if that is what his submission is intended to address—is duplicative of the issues to be considered and voted on at the special meeting of the Company shareholders on June 13,

2005, in connection with the merger. Because the Company is already providing shareholders an opportunity to approve or reject the proposed merger, any recommendation that shareholders be permitted to reconsider the transaction is moot and excludable under Rule 14a-8(i)(10). See Northrop Grumman Corp., (March 22, 2005) (excluding a proposal requiring annual election of directors as "substantially implemented" because the company had already adopted a resolution providing for annual elections to be considered at its shareholder meeting).

Conclusion

The Company has fully satisfied the requirements of Rule 14a-8(f)(1) and SLB 14 in requesting a submission from the proponent that complies with the eligibility and procedural requirements of Rule 14a-8. Despite this, the Company maintains that the requirements of Rule 14a-8(d) remain unsatisfied: the March proposal exceeds 500 words, as does the Revised Statement with its exhibits. Furthermore, the proposal violates Rule 14a-8(i)(3) as presenting material so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly how to carry it out. To the extent that the proposal can be read to require the Company unilaterally to rescind the Merger Agreement without legal excuse or contractual basis, this recommendation violates Delaware law. To the extent that the proposal can be read to require some sort of reconsideration of the proposed merger, this recommendation is wholly duplicative of the shareholder vote already planned and required to approve the transaction.

Accordingly, the Company respectfully requests that you concur in its view that it may properly exclude the March Proposal, and the Revised Statement, from its Proxy Materials for the 2005 Annual Meeting. Your confirmation that the Staff will not recommend enforcement if the March Proposal and the Revised Statement are omitted from the 2005 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7377. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Adam Newton

Adam Newton
Counsel

Enclosures
cc: VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, Massachusetts 02140-0002

Exhibit A

JOHN CRAPO ("Shareholder J J Crapo")
TOD WILLIAM P. SEGARRA
Homeless Shareholder (PINE STRT INN
MEN's Homeless SHELTER)
PO Box 400151
CAMBRIDGE MA 02140-0002
p1 of 7pp.
Via Certified   11 March 2005
mail return receipt requested
Procter & Gamble Company
attention please Corporation Secretary
(Mstr) James J. JOHNSON, ESQUIRE
AB JD
1 Procter & Gamble PLAZA
Cincinatti Ohio 45202 3393

Courtesy copy to said Corporation
via ordinary mail with certificate
of mailing AND to the Hon USA
Securities & Exchange Commission DIV
of Corp. Finance Attn DIV DIR
Mstr Allan Beller via C M RRR
mail Piece # 7004 2510 0007
3014 4907

RE: my shareholder proposal for
my presentation at the forthcoming
annual meeting of shareholders
and proxies of the Procter & Gamble
corporation - of assembled shareholders
& proxies

Dear Mstr Corporation Secretary
I've been a shareholder long time
my holding IN my transfer on death
more

Shareholder J J Crapo to Procter & Gamble Corp. (Mr Johnson) 11 March 2005
PO2 97PP
account I've held more than one year & it's Market value is in excess of $2000 (two thousand). Same true for my record ownership account and stock. ~~None~~ None I plan to ~~own more~~ ~~[illegible]~~ sell or otherwise dispose of until adjournment of Stockholder meeting my proposal I plan to present.

If you have questions or other comments please address them to me via letter to me at my PO Box address I'm not sure my oral conversations of information intended to be private are truly private and I wonder too about writing whether my correspondence re: this shareholder proposal too is private as you know the delivery of mail via US Postal Service & since then has been provided for by the US Constitution & since then in said constitution as amended.

My shareholder proposal

We recommend the merger of Procter & Gamble Company ("P&G") with Gillette Company be rescinded no later than the 13th day ~~Chicago, Illinois~~ Massachusetts time) at 5PM ~~We ask our Directors~~

more

Shareholder JJ Crapo to Procter & Gamble Corp (MR Johnson) 11 March 2005
P. Three (03) of 7pp.

"~~carry out this our request~~" upon the adjournment said stockholder meeting."

my supporting statement

First proponent reports he's homeless, has no friends, and lives in the Pine Strt INN Homeless Men's Shelter in Boston's South End. to just finishing lunches this he walked over the Broadway Bridge sidewalk to Broadway MBTA Subway Station AND couldn't find out how to work elevator down to collector level, and had more such occurences with MBTA travel. on way too had trouble getting food to eat - Long waits etc. AND couldn't get toast & the dinners was cold - here at Boston. It was entirely clear to all I'M a senior citizen, and as such I'm vulnerable - on my way to subway, I was harassed by a business person - I was buying daily newspapers J + J Mobil. albany Strt & E. Berkeley Street next to said shelter where I live,

I buy P&G toothpaste & brushes paste most recently had # 37000 460947 label on it - also I buy Bar soap of P+G, also shampoo liquid soap body wash, toilet tissue (this morning I couldn't find toilet paper - I used my own) march

more

Shareholder J J Crohn to Procter & gamble Corp (MR Johnson) 11 March 2005
P. Four (04) 9 7 PM
12th 2005 the elevator company services the elevator at seed shelter & also of Subway. Also I buy P&G paper towels AND I use currently Old Spice aquareef Body Wash - not my smell of preference but it fits in small pockets of my Mstr Cole ~~arm~~ shoulder satchell. The tooth paste is packaged - so I can have it in my coat pocket without it all squeezing out inconveniently. You've heard of expression re: it - once it's out you can't get it Back in" No too buy P&G anti perspirant & Gillette Corp ~~...~~ shavers & cream. Sharp are not permitted in shelter - except articles such as nail clippers, sewing needles, & divers other such things - buckles to my trousers, & divers other such things. The World Almanac & Book of ~~Facts~~ Calendar Year 2005 fails to admit Gillette manufactures shaving cream & that Hon Mstr Bush was re-elected USA President in December 2004 it may be somewhere in it but I can't find it that Mstr Bush won the popular vote Nov 2004 for President USA

More

shareholder JJ Crotto to Procter & Gamble Corp Mstr Johnson) 11 March 2005
P. five (05) 9 7 pp.
There's talk about "the Death of the Hornet" I'm paranoid schizophrenic. Does that make allusion to me

Life in shelter socially has TV watching as major entertainment & I wonder if at Gillette Corp still advertises events of professional sports. I find those playings very crowded AND I find very inconvenient when I can't find a seat and I wonder if I'm discriminated against by fellow homeless people, etc because of my age being 67 years of age. AND I wonder if the sound is turned on so loud it hurts my ears so I don't watch it & because I like national news 7AM on that's turned off much of time because I'm a stockholder

I understand many may face reduction IN force ("RIF") because of merger and wouldn't it be better for Massachusetts correct how it treats people before the merger results IN the hardships of laying people off when those

more

Share holder J J Crapo to Brochy & Laamby Corp Mitt Johnson 11 March 2005 8 - sept(06) of LPB

too must then rely on public service and the beneficiary of donors who're shareholders when they are unemployed because of said RIF')

I Do take Metamucil too & it like other products I can't often find them so I may use them; this morning I couldn't my 8 x 6 antiperspirant.

also the US Gov'tmnt provides me with upsher-Smith moisturizing lotion - also IBUPROFEN (800 mgm TID) also Taro Pharmaceutical's clobetasol propionate & Clotrimazole Cream

I Wonder too if the Honorably well known former Administrator of the Hon USA Department of Veterans (Administration) now the USA Dept of Veterans affairs - later a US Senator (from state of Georgia) would be knocked down if he came into the shelter and if he identifies the perpetrator as a "White" person whether he'd be accused of being a racist

I'm the Kirstein Business Branch of the Boston Public Library as my Writers place but I can't find the money

Shareholders J.J. Crapo to Procter &
Gamble Corp Mstr Johnson
11 March 2003
p. seven/071 of 7pp
men's latrine. the Kirstein gift was
from invested funds, by a Mstr Kirstein.
i need to urinate!!!

Sincerely

John Crapo

C.C. to the USA Securities &
Exchange Commission
DIVISION of Corp
Finance
via Certified mail
return receipt
requested

Exhibit extra 1072 PP
I found it after I wrote proposal JOHN CRAPO



Just in case you don't win the lottery...
Average Family Income
by Educational Attainment of Householder, 2003
Source: U.S. Census Bureau
$33,431
$36,904
$54,795
$64,699
$70,442
$98,136
$110,684
$132,411
$160,171
LT 9th Grade
9-12, No Diploma
HS Graduate
Some College, No Degree
Associate Degree
Bachelor's Degree
Master's Degree
Doctorate Degree
Professional Degree
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Published by Postsecondary Education OPPORTUNITY P.O. Box 415 Oskaloosa, Iowa 52577-0415 (641) 673-3401 www.postsecondary.org



EDUCATION AND TRAINING PAY
RATE IN 2003
2%
1%
0
PROFESSIONAL DEGREE
1.7
$85,921
DOCTORATE
2.1
$77,216
MASTER'S DEGREE
2.9
$56,494
BACHELOR'S DEGREE
3.3
$48,896
ASSOCIATE DEGREE
4.0
$36,784
SOME COLLEGE, NO DEGREE
5.2
$35,505
HIGH SCHOOL GRADUATE
5.5
$29,800
LESS THAN HIGH SCHOOL
8.4
$22,584
Note: Earnings for year-round full-time workers 25 years and over; unemployment rate for those 25 and over
Source: Bureau of the Census; Bureau of Labor Statistics
Published by Postsecondary Education OPPORTUNITY • P.O. Box 415 • Oskaloosa, Iowa 52577-0415 • (641) 673-3401 •

John Crapo TOD for William P. Segarra
Homeless etc
PO Box 400131
Cambridge MA 02140-0002

11 March 2005

Via certified mail
return receipt requested
7004 2510 0007 3014 4907

US Securities & Exchange Commission
Div of Corp. Finance atty please
Div Director
Mstr Allan Beller
450 5th St NW
DC 20549-0213

Re: My shareholder proposal & supporting statement to Procter & Gamble annual meeting of share holders or assembled as shareholders or proxies meeting as annual meeting etc

Dear Division of Corporation Finance
Enclosed my shareholder proposal which I call to your atten:
We've had a long winter here. How has it been there?

Sincerely & hungrily & hungrilly!
John Crapo JJC/JJC
Encl: Seven (07)



Exhibit B

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

Adam Newton
Phone: 513-983-7377
Fax: 513-983-2611
newton.ra@pg.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

March 23, 2005

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, Massachusetts 02140-0002

Dear Mr. Crapo:

We have received your letter submitting a shareholder proposal for the 2005 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received by the Corporate Secretary's office on March 17, 2005.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your reference. Specifically, Rule 14a-8d states that a shareholder proposal, including any accompanying statement, may not exceed 500 words. Your proposal and supporting statement exceed this limit.

Under Rule 14a-8f, if you want us to consider your proposal, you must send us a revised submission. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with the length requirement and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Adam Newton
Counsel

Enclosure

Securities Lawyer's Deskbook


UNIVERSITY OF
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published by The University of Cincinnati College of Law


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General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

  1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

  2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

  3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

     i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

     ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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1. Article Addressed to:

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* JOHN JENNINGS CRAPO

B. Date of Delivery 01 April 2005

C. Signature John Jennings Crapo ☐ Agent ☒ Addressee

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• Sender: Please print your name, address, and ZIP+4 in this box •

Adam Newton
The Procter & Gamble Company
1 P&G Plaza
C-02 GO, Box 5
Cincinnati, OH 45202

RECEIVED
APR 6 2005
BY:

CAMBRIDGE
APR 7 2005
USPS

05

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

Adam Newton
Phone: 513-983-7377
Fax: 513-983-2611
newton.ra@pg.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

March 23, 2005

RECEIVED
APR - 6 2005
BY:

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, Massachusetts 02140-0002

Dear Mr. Crapo:

We have received your letter submitting a shareholder proposal for the 2005 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received by the Corporate Secretary's office on March 17, 2005.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your reference. Specifically, Rule 14a-8d states that a shareholder proposal, including any accompanying statement, may not exceed 500 words. Your proposal and supporting statement exceed this limit.

Under Rule 14a-8f, if you want us to consider your proposal, you must send us a revised submission. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with the length requirement and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Exhibit C

Sincerely,

Adam Newton

Adam Newton
Counsel

Enclosure

Dear Mstr →
via certified mail
return receipt requested
7004 2890 0001 0401 3467 02 April 2005
JOHN CRAPO, JOD 1/msth
W.P. SEGARRA PO Box 400151
CAMBRIDGE MA 02140-0002
of Pine Street INN Homeless Men's
Shelter Boston MA SOUTHEND
I've enclosed many exhibits which
I've itemized pp 1+2 exhibits
More questions comments please
address them to me at my PO Box address
by letter.
My revised supporting statement
awkwardly more

JOHN Crapo, ek to Procter & Gamble Company attn. please Mstr Newton

commencing January 2003 - calendar year I've been in the homeless men's shelter of the Pine Street INN, South End Boston Massachusetts as a homeless person (25)

I've submitted, introduced, and presented shareholder proposal (big numbers as I want) at National Corporations but I don't get the cooperation I should get (25)

Recently I submitted a shareholder proposal to the Commonwealth Cooperative Bank Center PLAZA (Pemberton SQ) Boston MA the bank has failed to respect my submission (29)

I'm BRIEF, That Bank's President was Honorable City Manager of Cambridge, whose WIFE it's been reported has died recently. He had appointed me to a City Board Cambridge MA (30) ~~(28)~~

page two/02

The introduction and presentation of my shareholder proposal will provide shareholders and prox(y) meeting in assembled meeting in annual meeting of shareholders a better understanding of the thinking of the ~~shareholders~~ Honorable Directors of Procter & Gamble Company 12:10 Folks Walk by NOISILY repeatedly (43)

I'm under a heavy load and I've a variety of medical troubles (13)

More

page three (03)
John Crabo to Procter & Gamble etc

Recently I was robbed here at the Pine Street INN. It was of no protection to me that I was in the company of others. (25)

Someone did walk with my as I tried to recover my possessions things were in satchell manufactured by MSTR COLE unfavorable that was to MSTR COLE's attempts to be compassionate towards others & in fact rejection of that help by homeless, recovering substance abusers, mental patients, displaced exiled internationals, et cetera and those who might be serving prisonal sentences (60)

Today as I proceeded to use latrine a familiar appearing - not a friend - MSTR HILERIO helped me access a closet. In front of it, it had been a hangout. He was able to get people who were preventing me from a bowel movement. Last evening a familiar sounding voice was requesting help with a serious water leak & a familiar appearing person was complaining he didn't want to hear the troubles (70)

more

Page four (04)

JOHN CRAPO to Procter & Gamble

IN So called reading room a familiar appearing person was talking of deinstitutionalizing state mental hospitals & how so many appeared IN homeless shelters. Same one pleaded with me to pray for a prominent person whom press had accused of being dead. I did so privately but hoping he would inform appropriate authorities of any helpful information of the Holocaust & the estimated seven million who died in the jurisdiction of his predecessor. I did so silently - because it was clear person near me didn't care about that.

~~Shareholder proponents~~ looks ~~forward to participating IN talk of this matter at said Meeting~~

(89) 164
(75)
(73) 86
(13)
(85) 155
(70)

Sincerely
JOHN CRAPO, JR.
~~John Jennings Crapo~~
Homeless Stockholder
JJC/jjc

164
86
250
155
405

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

Adam Newton
Phone: 513-983-7377
Fax: 513-983-2611
newton.ra@pg.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

March 23, 2005

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, Massachusetts 02140-0002

Dear Mr. Crapo:

We have received your letter submitting a shareholder proposal for the 2005 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received by the Corporate Secretary's office on March 17, 2005.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your reference. Specifically, Rule 14a-8d states that a shareholder proposal, including any accompanying statement, may not exceed 500 words. Your proposal and supporting statement exceed this limit.

Under Rule 14a-8f, if you want us to consider your proposal, you must send us a revised submission. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with the length requirement and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Adam Newton

Adam Newton
Counsel

02 April 2005 From John Crapo, Et Cetera

Enclosure

EXHIBITS Page one (01) of two (02) pp

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#7004 2510 0007 3014 4907
③ Four (04) pp 24 March CMRRR
7002 0600 0022 5659 2790
Front piece reverse piece of Procter & Gamble etc
④ USPS Form 3849 three (03) pieces 28 March 2005
⑤ Notice of appeal by Hon Clerk of the Court Hon U.S. Tax Court 24 March 2005 DKT# 5376-04 S ~~44~~ four (04) pp CM~~RRR~~ 7004 1160 0000 9295 4475
Someone here said "OH SHIT..."

more

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

Adam Newton
Phone: 513-983-7377
Fax: 513-983-2611
newton.ra@pg.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

March 23, 2005

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, Massachusetts 02140-0002

Dear Mr. Crapo:

We have received your letter submitting a shareholder proposal for the 2005 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received by the Corporate Secretary's office on March 17, 2005.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your reference. Specifically, Rule 14a-8d states that a shareholder proposal, including any accompanying statement, may not exceed 500 words. Your proposal and supporting statement exceed this limit.

Under Rule 14a-8f, if you want us to consider your proposal, you must send us a revised submission. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with the length requirement and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Adam Newton
Adam Newton
Counsel

From John Crapo, etc
02nd April 2005

Enclosure

EXHIBITS page two (02) of two (02) pp
11:43 Loud roaring noise
I'm having trouble concentrating I'm
in uncomfortable posture I've fatigue, etc
I've other medical troubles too & I'm under
a heavy load. Slamming!
(6) State of Massachusetts Registry of Motor
Vehicles effective 01/01/04 2(two)
2002 590470 Plate Con pages
Reg# K1404300
11:53 AM A uniformed USPO employee
walked by noisily this counter crowding
other counters, I can't
JJC/jjc find light on above it:

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Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

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P.O. Box 400151
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__ Letter

X Large envelope, magazine, catalog, etc.

__ Parcel

__ Restricted Delivery

__ Perishable Item

__ Other:

For Delivery: *(Enter total number of items delivered by service type)*

For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*

X Certified

__ Recorded Delivery

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__ Registered

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__ Delivery Confirmation

__ Signature Confirmation

☐ **If checked, you or your agent must be present at time of delivery to sign for item**

Article Number(s)

70000600002256892790

70041160000929564475

Notice Left Section

Customer Name and Address

J. Civiano

Article Requiring Payment

☐ Postage Due ☐ COD ☐ Customs

Amount Due

$

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849,** November 1999

Delivery Notice/Reminder/Receipt

United States Postal Service

Sorry We Missed You! We Re-Deliver for You

Today's Date 3-21

Sender's Name

Item is at:	Available for Pick-up After	
__ Post Office *(See back)*	Date:	Time:

We will redeliver or you or your agent can pick up. See reverse.

__ Letter

✓ Large envelope, magazine, catalog, etc.

__ Parcel

__ Restricted Delivery

__ Perishable Item

__ Other:

For Delivery: *(Enter total number of items delivered by service type)*

For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*

✓ Certified

__ Recorded Delivery

__ Firm Bill

__ Registered

__ Insured

__ Return Receipt for Merchandise

__ Delivery Confirmation

__ Signature Confirmation

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)

7000 0600 0022 5889 2790

7004 1160 0000 9293 4475

Notice Left Section

Customer Name and Address

J. Crapo

02140-1351

Article Requiring Payment

☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. Check all that apply in section 3;
   b. Sign in section 2 below;
   c. Leave this notice where the carrier can see it.

2. Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You:

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

PORTER SQUARE POST OFFICE
1953 MASSACHUSETTS AVE
CAMBRIDGE MA 02140-9998
M-F 7:30AM-5:30PM SAT 7:30AM-2:00PM
PHONE: (617) 876-5599

Delivery Section

Signature	X
Printed Name	JOHN JENNINGS CRAPO
Delivery Address	02140-9998 USPO et cetera

USPS

5293 0112 7702 0519

PS Form **3849**, November 1999 *(Reverse)*

UNITED STATES TAX COURT
WASHINGTON, DC 20217-0002

OFFICIAL BUSINESS
PENALTY FOR PRIVATE USE $300

CERTIFIED MAIL

7004 1160 0000 9295 4475

U.S. OFFICIAL MAIL
PENALTY FOR PRIVATE USE $300
UNITED STATES POSTAGE
PITNEY BOWES
$ 04.74⁰
02 1A
0004204272 MAR 24 2005
MAILED FROM ZIP CODE 20260

JOHN JENNINGS CRAPO
P. O. BOX 400151
CAMBRIDGE, MA 02140-0002

First Class



UNITED STATES TAX COURT
WASHINGTON, D.C. 20217

CLERK OF THE COURT

March 24, 2005

JOHN JENNINGS CRAPO, Petitioner	)	
v.	)	Docket No. 5376-04S
COMMISSIONER OF INTERNAL REVENUE, Respondent.	)	

NOTICE OF FILING OF NOTICE OF APPEAL

TO:

Richard Cushing Donovan, Clerk
U. S. Court of Appeals
for the First Circuit
John Joseph Moakley U.S.
Courthouse
Suite 2500
One Courthouse Way
Boston, MA 02210

Donald L. Korb
Chief Counsel
Internal Revenue Service
1111 Constitution Ave, NW
Washington, DC 20224

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

The United States Court of Appeals for the 1st Circuit and the parties are hereby notified that on March 21, 2005 petitioner filed a Notice of Appeal from the decision of the Tax Court. A copy of that Notice of Appeal is herewith served upon you.

The parties are hereby notified that the original papers constituting the record of the case in the United States Tax Court include any transcripts of proceedings. The record on appeal will be sent to the United States Court of Appeals on April 20, 2005.

Counsel for the Commissioner of Internal Revenue are EILEEN J. O'CONNOR, ASSISTANT ATTORNEY GENERAL, TAX DIVISION, UNITED STATES DEPARTMENT OF JUSTICE, P.O. BOX 502, WASHINGTON, D.C. 20044, UPON WHOM SERVICE OF DOCUMENTS AND PAPERS IN PROCEEDINGS IN THE COURT OF APPEALS IS TO BE MADE, and Donald L. Korb, Chief Counsel, Internal Revenue Service.

Lynne L. Glasser
Clerk of the Court

Enclosures: Certified Copy of Notice of Appeal and Docket Entries.

Fee Paid: Yes___ No XX

03/24/05

UNITED STATES TAX COURT
DOCKET ENTRIES

Docket No. 5376-04S
John Jennings Crapo
v. COMMISSIONER OF INTERNAL REVENUE

INDEX

P.O. Box 400151
Cambridge, MA 02140-0002

Pro Se

NO.	DATE	EVENT	FILINGS AND PROCEEDINGS	ACT/STAT DTE	SERVED	M
0001	03/24/04	PFW	PETITION Filed:Fee Waived		R 03/25/04	
0002	03/24/04	DPT	DESIGNATION of Trial at Washington, DC		R 03/25/04	
0003	07/14/04	NTD	NOTICE of Trial on 10/04/04 at Washington, DC.		B 07/14/04	C
0004	07/29/04	MDJ	MOTION by resp. to dismiss for LOJ (No Jurisdiction over 2001)(C/S 7/28/04)	ORD 09/08/04		
0005	07/30/04	O	ORDER Set 10/4/04 Washington, DC on Resps mot to dismiss for LOJ		B 08/02/04	C
0006	09/08/04	O	ORDER Trial continued. Mot to dismiss is denied.		B 09/09/04	
0007	10/07/04	MOTP	MOTION by petr. to change place of trial to Boston, MA.	ORD 10/07/04	R 10/08/04	
0008	10/07/04	O	ORDER Petr's Mot. to change place of trial is Gr. Place of trial is changed to Boston, MA.		B 10/08/04	
0009	11/03/04	NTD	NOTICE of Trial on 01/24/05 at Boston, MA.		B 11/03/04	C
0010	01/24/05	TRL	TRIAL before S.T. Judge Panuthos at Boston, MA Not called 1/24/05. Recalled 1/25 & 1/26/05. BENCH OPINION RENDERED-S.T. JUDGE PANUTHOS	SUB 01/26/05		
0011	01/25/05	MOTR	MOTION by resp. to dismiss for LOP	DN 01/26/05	B 02/11/05	C
0012	01/26/05	PTM	PRE-TRIAL MEMORANDUM by Resp. (C/S 1/26/05)			
0013	01/26/05	PTM	PRE-TRIAL MEMORANDUM Petr. (per judge)		R 02/11/05	
0014	03/02/05	TRAN	TRANSCRIPT of 1/25/05 rec'd. (Cal Call)			
0015	03/02/05	TRAN	TRANSCRIPT of 1/26/05 rec'd. (trl)			
0016	03/02/05	TRAN	TRANSCRIPT of 1/26/05 rec'd. (Bench Op)			
0017	03/07/05	NST	NOTICE of Service of Transcript Decision will be entered for Resp.		B 03/08/05	C
0018	03/08/05	DEC	DECISION ENTERED, S.T. Judge			

(Continued to page 2)

NO.	DATE	EVENT	FILINGS AND PROCEEDINGS	ACT/STAT DTE	SERVED	INDEX M
			Panuthos		B 03/08/05	C
			A P P E L L A T E P R O C E E D I N G S			
0019	03/21/05	NOAP	NOTICE OF APPEAL by petr(s). to U.S.C.A., 1st Cir. NO FEE REC'D.		B 03/24/05	C
0020	03/24/05	NOFC	NOTICE of Filing with copy of Not. of App. sent to the parties.		B 03/24/05	C


UNITED STATES TAX COURT
US

UNITED STATES TAX COURT
WASHINGTON, D.C. 20217

CLERK OF THE COURT

March 24, 2005

JOHN JENNINGS CRAPO,	)	
Petitioner	)	
v.	)	Docket No. 5376-04S
COMMISSIONER OF INTERNAL REVENUE,	)	
Respondent.	)	

NOTICE OF FILING OF NOTICE OF APPEAL

TO:

Richard Cushing Donovan, Clerk U. S. Court of Appeals for the First Circuit John Joseph Moakley U.S. Courthouse Suite 2500 One Courthouse Way Boston, MA 02210	Donald L. Korb Chief Counsel Internal Revenue Service 1111 Constitution Ave, NW Washington, DC 20224	John Jennings Crapo P.O. Box 400151 Cambridge, MA 02140-0002

The United States Court of Appeals for the 1st Circuit and the parties are hereby notified that on March 21, 2005 petitioner filed a Notice of Appeal from the decision of the Tax Court. A copy of that Notice of Appeal is herewith served upon you.

The parties are hereby notified that the original papers constituting the record of the case in the United States Tax Court include any transcripts of proceedings. The record on appeal will be sent to the United States Court of Appeals on April 20, 2005.

Counsel for the Commissioner of Internal Revenue are **EILEEN J. O'CONNOR, ASSISTANT ATTORNEY GENERAL, TAX DIVISION, UNITED STATES DEPARTMENT OF JUSTICE, P.O. BOX 502, WASHINGTON, D.C. 20044, UPON WHOM SERVICE OF DOCUMENTS AND PAPERS IN PROCEEDINGS IN THE COURT OF APPEALS IS TO BE MADE,** and Donald L. Korb, Chief Counsel, Internal Revenue Service.

Lynne L. Glasser
Clerk of the Court

Enclosures: Certified Copy of Notice of Appeal and Docket Entries.

Fee Paid: Yes___ No_XX_

UNITED STATES TAX COURT
DOCKET ENTRIES

Docket No. 5376-04S INDEX

John Jennings Crapo
v. COMMISSIONER OF INTERNAL REVENUE

P.O. Box 400151 Pro Se
Cambridge, MA 02140-0002

NO.	DATE	EVENT	FILINGS AND PROCEEDINGS	ACT/STAT DTE	SERVED	M
0001	03/24/04	PFW	PETITION Filed:Fee Waived		R 03/25/04	
0002	03/24/04	DPT	DESIGNATION of Trial at Washington, DC		R 03/25/04	
0003	07/14/04	NTD	NOTICE of Trial on 10/04/04 at Washington, DC.		B 07/14/04	C
0004	07/29/04	MDJ	MOTION by resp. to dismiss for LOJ (No Jurisdiction over 2001)(C/S 7/28/04)	ORD 09/08/04		
0005	07/30/04	O	ORDER Set 10/4/04 Washington, DC on Resps mot to dismiss for LOJ		B 08/02/04	C
0006	09/08/04	O	ORDER Trial continued. Mot to dismiss is denied.		B 09/09/04	
0007	10/07/04	MOTP	MOTION by petr. to change place of trial to Boston, MA.	ORD 10/07/04	R 10/08/04	
0008	10/07/04	O	ORDER Petr's Mot. to change place of trial is Gr. Place of trial is changed to Boston, MA.		B 10/08/04	
0009	11/03/04	NTD	NOTICE of Trial on 01/24/05 at Boston, MA.		B 11/03/04	C
0010	01/24/05	TRL	TRIAL before S.T. Judge Panuthos at Boston, MA Not called 1/24/05. Recalled 1/25 & 1/26/05. BENCH OPINION RENDERED-S.T. JUDGE PANUTHOS	SUB 01/26/05		
0011	01/25/05	MOTR	MOTION by resp. to dismiss for LOP	DN 01/26/05	B 02/11/05	C
0012	01/26/05	PTM	PRE-TRIAL MEMORANDUM by Resp. (C/S 1/26/05)			
0013	01/26/05	PTM	PRE-TRIAL MEMORANDUM Petr. (per judge)		R 02/11/05	
0014	03/02/05	TRAN	TRANSCRIPT of 1/25/05 rec'd. (Cal Call)			
0015	03/02/05	TRAN	TRANSCRIPT of 1/26/05 rec'd. (trl)			
0016	03/02/05	TRAN	TRANSCRIPT of 1/26/05 rec'd. (Bench Op)			
0017	03/07/05	NST	NOTICE of Service of Transcript Decision will be entered for Resp.		B 03/08/05	C
0018	03/08/05	DEC	DECISION ENTERED, S.T. Judge			

(Continued to page 2)

NO.	DATE	EVENT	FILINGS AND PROCEEDINGS	ACT/STAT DTE	SERVED	INDEX M
			Panuthos		B 03/08/05	C
			A P P E L L A T E P R O C E E D I N G S			
0019	03/21/05	NOAP	NOTICE OF APPEAL by petr(s). to U.S.C.A., 1st Cir. NO FEE REC'D.		B 03/24/05	C
0020	03/24/05	NOFC	NOTICE of Filing with copy of Not. of App. sent to the parties.		B 03/24/05	C

UNITED STATES TAX COURT
WASHINGTON, DC 20217-0002

OFFICIAL BUSINESS
PENALTY FOR PRIVATE USE, $300

CERTIFIED MAIL

7004 1160 0000 9295 4475

UNITED STATES POSTAGE
U.S. OFFICIAL MAIL
PENALTY FOR PRIVATE USE $300
PITNEY BOWES
02 1A
0004204272
$ 04.74⁰
MAR 24 2005
MAILED FROM ZIP CODE 20260

JOHN JENNINGS CRAPO
P. O. BOX 400151
CAMBRIDGE, MA 02140-0002

First Class

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN CRAPO, HomeLess, TOD W.P. SEGARRA
Boston MA PINE St INN, Homeless MEN'S
SHELTER
PO Box 400151
CAMBRIDGE MA 02140-0002

02

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: U S
SECURITIES & EXCHANGE
COMMISSION
DIV OF CORP FIN ~~DIV OF~~
DIV DIR ALLAN BELLER
OR SUCCESSOR AS ACTNG
DIV DIR
450 5TH ST NW
WASHINGTON DC
20549-0213

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X Thomas Strain ☐ Agent ☐ Addressee

B. Received by (Printed Name) THOMAS STRAIN

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

CINCINNATI OH
MID CITY STA
MAR 1 6 2005
USPS 45202

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7004 2510 0007 3014 4907

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

U.S. MAIL

TO

FROM

	Date	Time	Initial(s)
LOADING BEGUN			
LOADING COMPLETED	3-23-05	2200	MB

DATE 3-23-05 **TIME** 2300 **TRIP NO.** Chicopee

PS FORM 4536, Jan 1989

(LOADING DATA ON REVERSE)

Found by John J. CRAPO
Homeless
Stockhld

TRAILER NO. 11MTE191

CONTENTS (Fill in approximate amount):

Sacks . . . . ✓

Pallets . . . . ✓

P/P Outs . . . . ✓

Nmos . . . . ✓

Containers: Full ______ Empty ✓

Hampers . . . . ✓

Other:

Found by John J. Crako homeless Stchildr

PS Form 4536, Jan. 1989 (Reverse)

(Previous edition usable)

If vehicle is newly acquired, it must be inspected within seven (7) days of registration.

A change of address must be reported in writing to the RMV within 30 days. This can also be done on the RMV website www.mass.gov/rmv

The certificate and number plate must be returned to the RMV immediately if . . .

1. The vehicle has been sold and the registration is not going to be transferred to another vehicle.
2. The owner moved to another state and registers the vehicle there.
3. The insurance policy is not renewed.
4. The insurance has been cancelled and you are not going to reinstate your policy.
5. The owner wished to voluntarily cancel the insurance policy.

The records of the RMV database constitute the official status of the vehicle registration.

Written address changes can be mailed to the:
RMV
PO Box 199100
Boston, MA 02119-9100

For customer service call
1-800-858-3926 for area codes (351/413/508/774/978)
or call 1-617-351-4500 for area codes (339/617/781/857)

For complete information please visit our website at
www.mass.gov/rmv

UR-1D #10363 1.5MM 07/03

Found by John J. CRAPO
Fineline Stockholder



THE COMMONWEALTH OF MASSACHUSETTS
REGISTRY OF MOTOR VEHICLES
P.O. BOX 199100 BOSTON, MA 02119
www.mass.gov/rmv

Found by John J. GRAPO Harmless Stockholder JJG/jj

REGISTRATION FEE INCLUDES $ 5.00
RENEWAL PROCESSING FEE

CERTIFICATE OF REGISTRATION
COMMERCIAL

PLATE TYPE	REGISTRATION NUMBER	EXPIRES LAST DAY OF →	MONTH	YEAR
CON	K14300		12	04

EFFECTIVE DATE 01/01/04

TRANSACTION NUMBER 02336344120149

FEES:

REGISTRATION	245.00
TITLE	0.00
SPECIAL PLATES	0.00
SALES TAX	0.00
TOTAL	245.00

NAME(S) OF OWNER(S) AND MAILING ADDRESS
LYNNFIELD LEASING CO INC
600 MAIN ST
LYNNFIELD, MA 01940-1751

581 Registrar
REGISTRAR

RESIDENTIAL ADDRESS (IF DIFFERENT)

IF VEHICLE CARRYING PASSENGERS FOR HIRE MAXIMUM NUMBER OF PASSENGERS THAT CAN BE SEATED.

IF VEHICLE USED FOR TRANSPORTING GOODS, WARES, OR MERCHANDISE: TOTAL REGISTERED WEIGHT. 016000

MFRS MODEL YEAR	MAKE	MODEL NAME	BODY STYLE/TYPE	COLOR
2002	ELGIN	PELICA	OTHER	YELLOW

VEHICLE IDENTIFICATION NUMBER	INSURANCE COMPANY	TITLE NUMBER
S9047D	AMER HOME ASSURANC	AY586075

NOT VALID UNTIL STAMPED WITH OFFICIAL SIGNATURE STAMP OR SIGNATURE OF THE REGISTRAR

28 pages 29 ~~28~~ copies ~~28~~ copies Human to err...

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

Adam Newton
Phone: 513-983-7377
Fax: 513-983-2611
newton.ra@pg.com

Machine answered 02 Apr 2005 JJC/JJC

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

March 23, 2005

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, Massachusetts 02140-0002

Dear Mr. Crapo:

We have received your letter submitting a shareholder proposal for the 2005 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received by the Corporate Secretary's office on March 17, 2005.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your reference. Specifically, Rule 14a-8d states that a shareholder proposal, including any accompanying statement, may not exceed 500 words. Your proposal and supporting statement exceed this limit.

Under Rule 14a-8f, if you want us to consider your proposal, you must send us a revised submission. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with the length requirement and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Adam Newton
Adam Newton
Counsel

Enclosure

Dear Mstr. →
Via certified mail return receipt requested
7004 2890 0001 0401 3467 02 April 2005
JOHN CRAPO, JOD 1/rmstu
W.P. SEGARRA PO Box 400151
CAMBRIDGE MA 02140-0002
of Pine STREET INN Homeless Man's Shelter Boston MA SOUTHEND
I've enclosed many exhibits which I've itemized PP1+2 exhibits
More questions comments please address them to me at my PO Box address by letter.
My revised supporting statement awkwardly more

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 30, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated May 4, 2005

The proposal relates to rescinding a merger.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel